UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Gaiam.com,, Inc.
   360 Interlocken Blvd., Suite 300
   Broomfield, CO  80021
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   6/30/00
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Real Goods Trading Corporation
   RGTC
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Option to Purchase Commo|6-30-00  |11-20-00 |Common Stock           |800,000  |$2.50     |D(2)         |                           |
n Stock (1)             |         |         |                       |         |          |             |                           |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Date of Event Requiring Statement:
6/30/00
(1) Options granted by WholePeople.com, Inc. to acquire 800,000 shares of the Issuer held by WholePeople.com,
Inc.
(2) Gaiam, Inc., a Colorado corporation ("Gaiam") is a majority shareholder of the Reporting Person, Gaiam.com,
Inc. ("Gaiam.com"). By virtue of its share ownership, Gaiam.com's governing documents and agreements with
Gaiam.com's other shareholders, Gaiam may be deemed to control Gaiam.com and possess indirect beneficial ownership of the securities of the Issuer directly beneficially held by Gaiam.com. Jirka Rysavy owns a majority of the voting securities of Gaiam and is Chairman and Chief Executive Officer of Gaiam. By virtue of such relationships, he may be deemed to control Gaiam and Gaiam.com and may be deemed to possess indirect beneficial ownership of the Issuer securities held by Gaiam.com. However, Mr. Rysavy disclaims beneficial ownership of such Issuer
securities.
(3) All of the Reporting Persons (Gaiam.com, Inc., Gaiam, Inc. and Jirka Rysavy), have the same address. Jirka
Rysavy is signing on behalf of Gaiam.com, Inc. as Chairman, on behalf of Gaiam, Inc. as Chairman, and for himself individually.
SIGNATURE OF REPORTING PERSON
/s/ Jirka Rysavy (3)
DATE
July 10, 2000